EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement Nos. 333-30055, 333-35352, 333-88780, and 333-106438 on Form S-8 and Registration Statement Nos. 033-61850 and 333-58273 on Form S-8 and Registration Statement No. 333-88712 on Form S-3 of our reports dated February 23, 2006, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”), of St. Mary Land & Exploration Company and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of St. Mary Land & Exploration Company for the year ended December 31, 2005.

/S/DELOITTE & TOUCHE LLP

Denver, Colorado
February 23, 2006